Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2012 Financial Results; Provides Fiscal Year 2013 Revenue and Net Income Guidance

FY12 Revenues Down 77.1% to $1.5 million from $6.3 million in the Prior Year
FY12 Gross Profit Down 108.1% to $0.2 million loss from $2.9 million in the Prior Year
FY12 Basic and Diluted Loss Per Share Down to $6.40* from $0.74* in the Prior Year

XI'AN, China, Jan. 18, 2013 /PRNewswire-Asia/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2012. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal Year 2012 Financial Highlights

•	Revenues decreased by 77.1% to approximately $1.5 million from approximately $6.3 million in the prior year period.
•	Gross profit decreased by 108.1% to approximately $0.2 million loss from approximately $2.9 million in the prior year period.
•	Gross margin decreased to minus 16.4% from 46.2% in the prior year period.
•	Net loss of approximately $9.0 million as compared to net loss of approximately $1.0 million in the prior year period.
•	Basic and diluted loss per share were $6.40* as compared to loss per share of $0.74* in the prior year period with weighted average shares outstanding of 1,405,000* as compared to 1,405,000* in the prior year period.

* Effective November 6, 2012, the Company undertook a 1-for-10 reverse stock split of its ordinary shares then issued (the “Reverse Split”). The numbers herein reflected the effect from the Reverse Split.

"We had a difficult fiscal year as the macro economy in China was slowing down, and overall gross profit for software solution business became very slim,” said Mr. Peng Zhang, Chief Executive Officer of the Company. “We believe that this situation may be temporary and hope our investors can be more patient with our business and capital market performance. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth. We won a substantial contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China. It is expected to contribute RMB108.6 million or approximately $17.2 million revenue to the Company in the fiscal year of 2013. We believe this Contract will be a great addition to the Company’s revenue in the coming year. "

Fiscal Year 2012Financial Performance

Results of Operations - The year ended September 30, 2012 compared to the year ended September 30, 2011.

Revenues. For the year ended September 30, 2012, total revenues decreased by 77.1% to approximately $1.5 million from approximately $6.3 million in the year ended September 30, 2011.

Our revenue from software solution sales decreased by 88.6% to approximately $0.3 million in the year ended September 30, 2012 from approximately $2.4 million in the year ended September 30, 2011. As a percentage of total revenue, software solution sales decreased from 38.0% to 19.0%. The significant decrease in our software solution revenue was mainly because as the macro economy is slowing down, the governments are more conservative on the investment on the software solution, especially mobile enterprise software for some vertical industries such as police and emergency agency, who are our major customers. Another contributing factor was that our new contracts were of substantially smaller value than our contracts in the prior year period.

Our revenue from wireless system solution sales decreased by 70.1% to approximately $1.2 million in the year ended September 30, 2012 from approximately $3.9 million in the year ended September 30, 2011. As a percentage of total revenue, wireless system solution revenue increased from 62.0% to 81.0% of our total revenue. Given the competitive circumstances, we devoted more resources into communicating with some major customers but we didn’t successfully sign a contract until September 15, 2012 when we signed a contract with Hualu Engineering & Technology Co., Ltd. ("Hualu") to provide wireless system service to Hualu's coal chemical factory in Jingbian Energy and Chemical Projects and Comprehensive Utilization of Industrial Park in Shaanxi, China ("Jinbian Industrial Park"). Pursuant to the agreement, we will provide engineering services to Hualu's coal chemical factory in Jingbian Industrial Park. The services to be performed under this contract include installation, debugging and initial training the staff operating the tank, engineering instruments and telecommunications. It is expected to contribute RMB108.6 million, or approximately $17.2 million revenue to the company during the fiscal year of 2013.

Cost of Sales. Cost of sales decreased by 50.4% to approximately $1.7 million in the year ended September 30, 2012 from approximately $3.4 million in the year ended September 30, 2011. As a percentage of our total revenues, our cost of sales increased to 116.4% of revenues in the year ended September 30, 2012 from 53.8% of our total revenues in the year ended September 30, 2011. The decrease in cost of sales was primarily attributable to the decrease in revenue from both software business and wireless system solutions business.

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Cost of sales for software decreased by 46.9% to approximately $0.6 million in the year ended September 30, 2012 from approximately $1.2 million in the year ended September 30, 2011, representing 37.9% and 35.4% of our total cost of sales and 232.7% and 50.0% of our software revenue in the fiscal years ended September 30, 2012 and 2011, respectively. Cost of sales for wireless system solutions decreased by 52.4% to approximately $1.0 million in the year ended September 30, 2012 from approximately $2.2 million in the year ended September 30, 2011, representing 62.1% and 64.6% of total cost of sales and 89.2% and 56.1% of wireless system solution revenues in the fiscal years ended September 2012 and 2011, respectively. The decreased percentage of cost of sales to total cost of sales was attributable to the decreased revenue from wireless system solutions, which was brought by the small and limited orders of wireless system solutions and harsh competition of the wireless industry. The increased percentage of cost of sales to wireless system solution revenues from September 30, 2011 to September 30, 2012 was due to the higher weighted average decrease of corresponding revenue from September 30, 2011 to September 2012 as a result of harsh competition of the wireless industry and economic slow-down effect.

Gross Profit and Gross Margin. Total gross profit decreased by 108.1% to approximately $0.2 million loss in the year ended September 30, 2012 from approximately $2.9 million in the year ended September 30, 2011. Our total gross margin was minus 16.4% and 46.2% in the years ended September 30, 2012 and 2011, respectively. This decrease of gross profit and gross margin was primarily due to the national slow-down economy, which resulted in the overall of decrease of decrease in industry profit and profit margin.

Our gross profit for software solution sales decreased by 130.3% to approximately $0.4 million loss in the year ended September 30, 2012 from approximately $1.2 million in the year ended September 30, 2011. Our gross margin for software solutions sales decreased to minus 132.7% in the year ended September 30, 2012 from 50.0% in the year ended September 30, 2011.

Our gross profit for wireless system solution sales decreased by 92.6% to approximately $0.1 million in the year ended September 30, 2012 from approximately $1.7 million in the year ended September 30, 2011. Our gross margin for wireless system solution sales decreased to 10.8% in the year ended September 30, 2012 from 43.9% in the year ended September 30, 2011.

(Loss) Income from Operations. We incurred a loss of $9.4 million in the year ended September 30, 2012, 630.5% increase in such a loss from approximately loss of $1.3 million in the year ended September 30, 2011. The increase in loss from operations was mainly due to significantly lower revenues from software solutions and wireless system solutions business compounded by increased operating expenses.

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Net (Loss) Income and EPS. We incurred a net loss of $9.0 million in the year ended September 30, 2012 as compared to net loss of approximately $1.0 million in the year ended September 30, 2011, representing a decrease of 766.8%. Basic and diluted loss per share was $6.40 in the year ended September 30, 2012, compared to loss per share $0.74 in the prior year period. The number of weighted average ordinary shares outstanding for the year ended September 30, 2012 was 1,405,000, compared to 1,405,000 a year ago. The numbers in loss per share in both years retrospectively reflect the effect of the Reverse Split.

Liquidity and Capital Resources.

Cash and Cash Equivalents. As of September 30, 2012, the Company had cash and cash equivalents of $6.4 million, compared to $8.7 million in the prior year period.

Net cash used in operating activities was approximately $2.4 million for the year ended September 30, 2012 as compared to $5.1 million for the year ended September 30, 2011. During 2012, the Company had a net loss of $9.0 million, out of which $0.5 million was depreciation and amortization and $4.9 million was bad debt expense. In addition, the Company had net investment in sales-type leases of $0.07 million, decreased accounts and notes receivable by $1.2 million, increased unbilled revenue by $0.4 million and decreased income tax payable by $0.1 million. Net cash provided by operating activities was approximately $4.3 million for the year ended September 30, 2010.

Net cash used in investing activities for the year ended September 30, 2012 was approximately $0.1 million as compared to approximately $0.08 million for the year ended September 30, 2011. The cash used in investing activities in fiscal year 2012 and 2011 were mainly attributable to purchasing property and equipment.  Net cash used in investing activities for the year ended September 30, 2010 was approximately $0.31 million for the purpose of purchasing a building for the Company’s research and development center.

Net cash used in financing activities for the year ended September 30, 2012 totaled approximately $9 thousand as compared to net cash used in financing activities of approximately $1.19 million for the year ended September 30, 2011.  The cash used in financing activities for the year ended September 30, 2011 was mainly attributable to a loan and guarantee agreement with an unrelated third party, and a $4.2 million guarantee for a $3 million (RMB27.9 million) loan offshore to cover oversea expenses. The cash provided by financing activities for the year ended September 30, 2010 was mainly attributable to the proceeds we received from our initial public offering in May 2010.

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Financial Outlook.

For the fiscal year ending September 30, 2013, management expects revenues of $8.7 million to $11.0 million and net income of $0.6 million to $0.9 million.

Conference Call

The Company will host a conference call to discuss its fiscal year 2012 financial results at 8:00 a.m. ET on Friday, January 18, 2013. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Ms. Yao Ti, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054
Conference	ID #: 407415

A replay of the call will be available until 11:59 PM ET on Jan. 19, 2013.

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-660-6853
International:	201-612-7415

The conference call will be webcast live by Vcall and can be accessed at http://www.InvestorCalendar.com.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq:KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

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For more information, please visit Kingtone's website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2012 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Chief Financial Officer Assistant
Yao Ti
Tel: +86-29-8826-6383
Email: tiyao@kingtoneinfo.com

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	September 30,
	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$6,439	$8,749
Accounts and Notes Receivable, net of allowance	3,240	9,418
Unbilled revenue	580	169
Due from related companies	123	118
Inventories, net	628	230
Other receivables and prepayments	1,772	1,057
Current portion of net investment in sales-type leases	1,210	724
Current portion of long-term other receivable	1,393	-
Total Current Assets	15,385	20,465

Non-current assets
Property and Equipment, net	13,541	13,482
Intangible assets	633	629
Long-term other receivables	-	1,247
Net investment in sales-type leases, less current portion	333	696
Total Assets	$29,892	$36,519

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$775	$942
Advances from customers	1,528	368
Other payables and accruals	167	155
Taxes payable	1,673	1,542
Amounts due to related parties	2	2
Dividend payable	817	788
Total Current Liabilities	4,962	3,797

Commitments and contingencies

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of September 30, 2012 and 2011, respectively)	$14	$14
Additional paid in capital	22,233	22,231
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	(2,515)	6,473
Accumulated other comprehensive income	3,583	2,389
Total Stockholders' Equity	24,930	32,722

Total Liabilities and Stockholders' Equity	$29,892	$36,519

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the year ended September 30,
	2012	2011	2010
			(see note below)
Revenues
Software	$275	$2,409	$11,272
Wireless system solution	1,176	3,928	3,234
- Related party	-	131	-
-Third Party	1,176	3,797	3,234
Total revenues	1,451	6,337	14,506
Cost of sales
Software	640	1,205	903
Wireless system solution	1,049	2,203	1,449
Total cost of sales	1,689	3,408	2,352

Gross (loss) profit	(238)	2,929	12,154

Operating expenses
Selling and marketing expenses	685	629	341
General and administrative expenses	8,278	3,276	1,635
Research and development expenses	201	311	179
Total Operating expenses	9,164	4,216	2,155
(Loss) Income from operations	(9,402)	(1,287)	9,999

Other income(expense)
Subsidy income	237	-	44
Interest expense	-	-	(218)
Interest income	117	162	-
Other income (expense), net	60	120	20
Total other income (expense), net	414	282	(154)
(Loss) Income before income tax expenses	(8,988)	(1,005)	9,845
Income tax expenses	-	32	1,608
Net (loss) income	$(8,988)	$(1,037)	$8,237
Other comprehensive income
Foreign currency translation gain	1,194	676	598
Comprehensive (loss) income	$(7,794)	$(361)	$8,835

(Loss) Earnings per ordinary share:
Basic and Diluted	$(6.40)	$(0.74)	$7.15

Weighted average number of ordinary shares outstanding
Basic and Diluted	1,405,000	1,405,000	1,152,747

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). Accordingly, the Company is presenting its consolidated and combined statements of operations and comprehensive income (loss) and cash flows for the years ended September 30, 2011 and 2010.

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the year ended September 30,
	2012	2011	2010
			(see note below)
Cash flows from operating activities
Net (loss) income	$(8,988)	$(1,037)	$8,237
Depreciation and amortization	548	530	225
Disposal of fixed assets	-	3	-
Bad Debt expense	4,942	402	-
Employee compensation	873	-	-
Share-based compensation expense	2	316	302

Changes in operating assets and liabilities
Accounts and notes receivable	1,576	(3,004)	(4,170)
Unbilled revenue	(405)	818	(778)
Other receivables and prepayments	(1,549)	(278)	257
Inventories	(390)	161	(249)
Tax payable	76	(1,934)	2,756
Accounts payable	(201)	351	(848)
Advance from customers	1,146	(12)	(1,037)
Other payables and accruals	9	(13)	(394)
Net investment in sales-type leases	(71)	(1,407)	-
Net cash (used in) provided by operating activities	(2,433)	(5,104)	4,301

Cash flows from investing activities
Payment to purchase property and equipments	(97)	(75)	(308)
Proceeds from disposal of office equipment	-	-	-
Net cash used in investing activities	(97)	(75)	(308)

Cash flows from financing activities
Repayment of short-term bank loan	-	-	(3,446)
Collection/(Payment) in amounts due from related-party companies	-	5	(118)
Proceeds in amounts due to related-party companies	-	2	-
Collection in amounts due from shareholders	-	11	-
Peceipt in loan from non-related companies	9	3,000	-
Payment in loan to non-related companies	-	(4,208)	-
(Repayment) in amounts due to shareholders	-	-	(200)
Proceeds from issuance of shares	-	-	14,503
Dividend paid to shareholders	-	-	(422)
Net cash provided by financing activities	9	(1,190)	10,318

Effect of exchange rate changes on cash and cash equivalents	211	209	254

Net increase in cash and cash equivalents	(2,310)	(6,160)	14,565
Cash and cash equivalents at beginning of year	8,749	14,909	344
Cash and cash equivalents at end of year	$6,439	$8,749	$14,909

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$218
Income taxes paid	$-	$1,608	$92

Note: In March 2010, the Company changed its fiscal year-end from November 30 to September 30, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). Accordingly, the Company is presenting its consolidated and combined statements of income and comprehensive income (loss) and cash flows for the years ended September 30, 2011 and 2010.

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CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in Capital	Additional Paid-in Capital	Appropriated Retained Earnings	Unappropriated Retained Earnings	Comprehensive Income	Total Stockholders' Equity
	No. of share	Amount

Balance as of November 30, 2009	1,000,000	$10	$6,897	$216	$231	$657	$1,115	$9,126
Issuance of ordinary shares in form of ADSs	400,000	4	-	14,500	-	-	-	14,504
Share-based compensation	-	-	-	302	-	-	-	302
Net income for the year	-	-	-	-	-	8,237	-	8,237
Payment of dividends	-	-	-	-	-	-	-	-
Effect of reorganization	-	-	(6,897)	6,897	-	-	-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	1,400,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767
Issuance of ordinary shares in form of ADSs	5,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676

Balance as of September 30, 2011	1,405,000	$14	$-	$22,231	$1,615	$6,473	$2,389	$32,722
Issuance of ordinary shares in form of ADSs	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	2	-	-	-	2
Net loss for the year	-	-	-	-	-	(8,988)	-	(8,988)
Transfer to statutory reserves	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	1,194	1,194

Balance as of September 30, 2012	1,405,000	$14	$-	$22,233	$1,615	$(2,515)	$3,583	$24,930

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